ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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May 23, 2023

Sarah Sidwell

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed May 10, 2023

File No. 024-12221

Dear Ms. Sidwell:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s correspondence to Alan Beal, CEO of Armed Forces Brewing Company, Inc. dated May 22, 2023.

Amendment No. 1 to Offering Statement on Form 1-A Filed on May 10, 2023

General

In Part 1, Item 4, please update the portion of the aggregate offering price attributable to securities sold on the Company's prior 1-A filing within the last 12 months.

In the latest filing of Form 1-A/A this has been updated as requested.

Please refile your exhibits and financial statements in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

In the latest filing of Form 1-A/A this has been updated as requested.

Cover Page

We note your disclosure that the Company will be issuing warrants equivalent to 3% of the aggregate number of Class C Shares sold in the Offering. Please clarify whether you are

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seeking to qualify the shares underlying the warrants. If not, please tell us why you are not seeking to qualify the common shares underlying the warrants.

The company is not seeking to qualify the shares underlying the warrants. This is primarily due to the uncertainty as to the number of shares to ultimately be sold and the difficulty of predicting such a number and disclosing same in the Company’s disclosures.

Exhibits

Please review the Exhibits filed against the Exhibits index on page 99, and confirm all listed Exhibits have been filed. For example, the Exhibit Index lists the Escrow Agreement as Exhibit 1A-8; however, an Exhibit 1A-8 was not filed.

In the latest filing of Form 1-A/A this has been updated as requested. As to Exhibit 1A-8, there is no escrow agreement at present and if one is entered into (none is required for this Regulation A offering), it will be added as an exhibit and the filing will be amended as required.  Additionally, Exhibit 1A-14 has been removed as there are no Testing The Waters materials to date. If Testing The Waters is used, the materials will be filed as an exhibit and the filing will be amended as required.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com